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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2000

Focal Communications Corporation 401(K) Plan
(Full title of the Plan)

Focal Communications Corporation
(Exact name of issuer of securities pursuant to the Plan)

Delaware (State or other jurisdiction of incorporation or organization)	36-4167094 (I.R.S. Employer Identification No.)

200 N. LaSalle Street
Suite 1100
Chicago, IL 60601
(Address of principal executive offices)  (Zip Code)

(312) 895-8400
(Registrant's telephone number, including area code)

Focal Communications Corporation
401(k) Plan

Financial Statements and Schedule
As of December 31, 2000 and 1999
Together With Auditors' Report

Employer Identification Number 36-4167094
Plan Number 001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Plan Administrator of the
Focal Communications Corporation
401(k) Plan:

    We have audited the accompanying statements of net assets available for plan benefits of FOCAL COMMUNICATIONS CORPORATION 401(k) PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our report dated October 13, 2000, we expressed a disclaimer of opinion on the statement of net assets available for plan benefits as of December 31, 1999 (the "1999 financial statement") because the Plan administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the trustee. This report on the 1999 financial statement reflects having performed sufficient audit procedures to render an opinion on the 1999 financial statement. Accordingly, our present opinion on the 1999 financial statement, as presented herein, is unqualified.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Focal Communications Corporation 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen

Chicago, Illinois
October 10, 2001

FOCAL COMMUNICATIONS CORPORATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2000 and 1999
(Employer Identification Number 36-4167094, Plan Number 001)

	2000	1999
ASSETS:
Investments, at fair value (Note 3)	$8,955,097	$4,465,889
Cash	12,381	—
Due from broker for unsettled trades	14,152	—
Participant loans	294,020	110,447
Receivables—
Employer contributions	53,951	39,029
Participant contributions	205,386	142,622

Total receivables	259,337	181,651

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$9,534,987	$4,757,987

The accompanying notes to financial statements
are an integral part of these statements.

FOCAL COMMUNICATIONS CORPORATION
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2000
(Employer Identification Number 36-4167094, Plan Number 001)

INCREASES (DECREASES): Net investment income (loss)—
Interest and dividends	$57,852
Net depreciation in fair value of investments	(1,683,726)

Net investment loss	(1,625,874)

Contributions— Participant	4,155,350
Employer, net	1,176,640
Rollovers	1,334,378

Total contributions	6,666,368

Benefits paid to participants	(263,494)

NET INCREASE	4,777,000
NET ASSETS AVAILABLE FOR PLAN BENEFITS: Beginning of year	4,757,987

End of year	$9,534,987

The accompanying notes to financial statements
are an integral part of this statement.

FOCAL COMMUNICATIONS CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2000 and 1999
(Employer Identification Number 36-4167094, Plan Number 001)

1.
DESCRIPTION OF PLAN

  The following description of the Focal Communications Corporation (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

  The Plan is a defined contribution plan covering all employees of the Company who are at the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective in February, 2000, the Company changed trustees of the Plan from State Street Bank & Trust (the "Former Trustee") to Morgan Stanley Dean Witter (the "Trustee") and record keepers from ADP to Morgan Stanley Dean Witter.

  Contributions

  Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, which are mutual funds and Focal Communications Corporation stock. The Company contributes 30% of the first 10% of base compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in the same investment elections that the participant selected. Additional profit-sharing amounts may be contributed at the option of the Company's Board of Directors and are invested in a portfolio of investments as directed by the participant. Contributions are subject to certain limitations.

  Participant Accounts

  Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are vested immediately in their contributions plus actual earnings or losses thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100% vested after five years of credited service.

  Participant loans

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are prime rate in the month the loan was made plus 2%. The interest rates on the outstanding loans range from 7.75% to 10.5%.

  Payment of Benefits

  On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer monthly payments until 70 1/2. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or elect a direct rollover to an individual retirement account or to another employer's tax qualified plan.

  Forfeited Accounts

  At December 31, 2000 and 1999, forfeited nonvested accounts totaled $407 and $5,081, respectively. These accounts will be used to offset current and future employer contributions. During the plan year ended December 31, 2000, forfeited nonvested amounts of $11,000 were used to offset employer contributions.

2.
SUMMARY OF ACCOUNTING POLICIES

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

  The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

  Payment of Benefits

  Benefits are recorded when paid.

3.
INVESTMENTS

  The Plan's investments at December 31, 2000, are held by the Trustee. At December 31, 1999, the investments were held by the Former Trustee. Plan investments are allocated among various investment options and Focal Communications Corporation common stock as directed by individual participants.

  The following presents investments that represent 5% or more of the Plan's net assets.

	December 31
	2000	1999
Alliance Premier Growth Fund	$1,391,984	NA
Alliance Technology Fund	667,613	NA
MSDW American Opportunities Fund	1,124,697	NA
MSDW S&P 500 Index Fund	1,306,943	NA
Pilgrim International Value Fund	816,152	NA
Van Kampen Emerging Growth Fund	1,990,485	NA
State Street S&P 500 Index	NA	$1,110,923
State Street Aggressive Equity	NA	872,921
Fidelity Advisor Growth Opportunities Fund	NA	752,562
Fidelity Advisor Overseas Fund	NA	252,456
Putnam OTC & Emerging Growth Fund	NA	1,044,414

2

  During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	(1,321,800)
Common stock	(361,926)

(1,683,726)

  The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.
RELATED-PARTY TRANSACTIONS

  Certain Plan investments are shares of funds managed by the Trustee. Morgan Stanley Dean Witter is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. All costs of administering the Plan are paid by the Company. Fees paid by the Company for the investment management and Trustee services amounted to $13,410 for the year ended December 31, 2000. A portion of the Plan's assets is invested in common stock of the Company.

5.
PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.
TAX STATUS

  Morgan Stanley Dean Witter, the Plan administrator, has a Morgan Stanley Dean Witter prototype plan which has previously been approved by the Internal Revenue Service. This prototype plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). Since the Plan is based on this prototype plan, the Plan administrator and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

  The following is a reconciliation of net assets available for plan benefits as of December 31, 2000 and 1999, and the net increase in the statement of changes in net assets available for plan benefits

3

  for the year ended December 31, 2000, per the financial statements to the Form 5500 as filed by the Plan for the year ended December 31, 2000.

	Net Assets Available for Plan Benefits
	2000	1999
Per financial statements	$9,534,987	$4,757,987
2000 accrued receivables	(259,337)	(181,651)

Per Form 5500	$9,275,650	$4,576,336

	Contributions Participant	Contributions Employer
Per financial statements	$4,155,350	$1,176,640
1999 accrued receivables	142,622	39,029
2000 accrued receivables	(205,386)	(53,951)

Per Form 5500	$4,092,586	$1,161,718

8.
SUBSEQUENT EVENT

  Effective October 1, 2001, the Company will change the trustee of the Plan from Morgan Stanley Dean Witter to Investors Bank and Trust and record keepers from Morgan Stanley Dean Witter to Mass Mutual Retirement Services. In accordance with this change, investment options will also change.

4

Schedule

FOCAL COMMUNICATIONS CORPORATION
401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2000
(Employer Identification Number 36-4167094, Plan Number 001)

Item	Current Value
*Focal Communications Corp common stock	$328,545
*MSDW Strategist Fund	271,685
*MSDW US Government Securities Trust	147,631
*MSDW American Opportunities Fund	1,124,697
*MSDW Dividend Growth Securities Fund	131,595
*MSDW S&P 500 Index Fund	1,306,943
*MSDW Liquid Asset Fund	199,710
Pilgrim International Value Fund	816,152
Davis New York Venture Fund	189,294
Alliance Premier Growth Fund	1,391,984
Alliance Technology Fund	667,613
Oppenheimer Main Street Growth Income Fund	388,010
*MSDW Government Money Market Trust	753
Van Kampen Emerging Growth Fund	1,990,485
Participant loans(7.75% to 10.5%)	294,020

TOTAL	$9,249,117

*Party-in-interest transactions.

     The accompanying notes to financial statements
are an integral part of this schedule.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this 21st day of December, 2001.

FOCAL COMMUNICATIONS CORPORATION 401(K) PLAN
By:	/s/ RONALD REISING Ronald Reising, Chief Financial Officer

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  REPORT OF INDEPENDENT PUBLIC ACCOUNTANT
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS As of December 31, 2000 and 1999
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS For the Year Ended December 31, 2000
NOTES TO FINANCIAL STATEMENTS As of December 31, 2000 and 1999
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR December 31, 2000
  Schedule
SIGNATURES